ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Six Months Ended June 30, 2015
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) of Energy Fuels Inc. and its subsidiary companies (collectively, “Energy Fuels” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of August 6, 2015 and should be read in conjunction with the Company’s condensed consolidated interim financial statements and related notes for the three and six months ended June 30, 2015 and the Company’s consolidated annual financial statements for the year ended December 31, 2014.

This MD&A was written to comply with the requirements of Canadian National Instrument 51-102 – Continuous Disclosure Obligations. All financial information in this discussion and analysis is presented in United States dollars, unless otherwise stated. This MD&A contains certain forward-looking statements. Refer to the cautionary language at the end of this MD&A

Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, technical reports, Annual Information Form (“AIF”) and its Annual Report on Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com (“SEDAR”) and in the United States at www.sec.gov/edgar.shtml (“EDGAR”), and on the Company’s website at www.energyfuels.com.

In this discussion, the terms “Company”, “we”, “us”, and “our” refer to Energy Fuels and, as applicable, the Company’s wholly-owned subsidiaries: Energy Fuels Holdings Corp. (previously known as Denison Mines Holdings Corp.) (“EFHC””), Magnum Uranium Corp. (“Magnum”), Titan Uranium Inc. (“Titan”), Strathmore Minerals Corp. (“Strathmore”), Uranerz (as hereinafter defined) and their respective subsidiaries.

ACQUISITION OF URANERZ

On June 18, 2015 (the “Closing Date”), the Company acquired all of the issued and outstanding shares of Uranerz Energy Corporation (“Uranerz”), pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) dated January 4, 2015 (the “Acquisition”).

Pursuant to the Merger Agreement, on the Closing Date, each issued and outstanding share of common stock of Uranerz was canceled, extinguished, and automatically exchanged for 0.255 common shares of the Company (the “Exchange Ratio”). Based on the shares of Uranerz outstanding as of the Closing Date, the Company issued 24,457,773 shares in exchange for all the outstanding shares of Uranerz. The Company also issued 617,832 shares of its common stock to financial advisors and 271,604 shares to former officers and directors as partial payment of a change of control obligation.

Also, each outstanding option and warrant to acquire common shares of Uranerz was converted on the Closing Date into an option or warrant to acquire common shares of Energy Fuels on the same terms and conditions as were applicable to the option or warrant prior to the transaction, except that the number of shares subject to the option or warrant was adjusted based on the Exchange Ratio, and the price was adjusted by taking the original exercise price and dividing the exercise price by the Exchange Ratio. As a result, effective as of the Closing Date the Company issued replacement options totaling 2,040,408 common shares and replacement warrants totaling 2,690,250 common shares of the Company.

Uranerz is a United States based uranium producing company focused on commercial in-situ recovery (“ISR”) uranium exploration, extraction and sales. ISR is a uranium extraction process that uses a “leaching solution” to extract uranium from underground sandstone-hosted uranium deposits, and it is the generally accepted extraction technology used in the Powder River Basin area of Wyoming. Uranerz controls a large strategic land position in the central Powder River Basin, where it operates the Nichols Ranch ISR Uranium Project. The acquisition of Uranerz provides the Company with current ISR production and the capability to expand ISR production in the future.

The Nichols Ranch ISR Uranium Project is currently licensed to include the Nichols Ranch Unit and the Hank Unit. Under the licensed plan, a central processing plant has been built at Nichols Ranch, and a satellite processing facility is contemplated to be built at the Hank Unit. The Nichols Ranch central processing plant is fully operational and extraction has commenced from the initial wellfields in the Nichols Unit. In March 2014, Uranerz submitted environmental permit and license applications to incorporate the Jane Dough Unit, which is adjacent to the Nichols Ranch Unit, into the Nichols Ranch ISR Uranium Project. Uranerz is seeking to amend its environmental permit and license and to revise its plan of operations for the Nichols Ranch ISR Uranium Project in order to bring the Jane Dough Unit into extraction operations before the Hank Unit. Due to the close proximity, fluids produced from the Jane Dough Unit can be delivered directly to the Nichols Ranch processing facility by pipeline, and an additional satellite processing facility will not be required. The Uranerz management team has specialized expertise in the ISR uranium mining method, and a record of licensing, constructing and operating ISR uranium projects.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Six Months Ended June 30, 2015
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

The Acquisition was accounted for as a business combination under International Financial Reporting Standards (“IFRS”), with Energy Fuels deemed to be the acquirer. Post-transaction, Energy Fuels continues to control the board of directors and senior management positions, and has overall control of the day-to-day activities of the combined entities. The value of the share consideration was based on the closing price of the Company’s shares on the Closing Date, which was $4.16.

The allocation of the purchase price as of the Closing Date is based upon Energy Fuels’ preliminary estimates and certain assumptions with respect to the fair value associated with the assets and the liabilities acquired. This preliminary fair value is supported by a preliminary third party valuation of Uranerz’ assets. The purchase price allocation remains preliminary and is therefore subject to further adjustment prior to the end of the first quarter of 2016, at which time the final valuation process and analysis of resulting tax effects will be completed. The final fair values of the assets and liabilities may differ materially from the amounts disclosed below in the initial purchase price allocation, as further analysis is completed.

The current preliminary aggregate fair values of assets acquired and liabilities assumed were as follows on the Closing Date:

Purchase price
Issuance of 24,457,773 common shares for replacement of Uranerz common shares	$101,744
Issuance of 2,690,250 warrants for replacement of Uranerz warrants	915
Issuance of 2,040,408 options for replacement of Uranerz share based options	3,681
$106,340
Uranerz purchase price allocation
Cash and cash equivalents	$2,459
Inventories	3,742
Prepaid expenses and other assets	402
Property, plant and equipment	59,723
Intangible assets - customer contracts	10,600
Restricted cash	2,100
Accounts payable and accrued liabilities	(2,280)
Loans and borrowings	(18,813)
Decommissioning liabilities	(2,321)
Non-controlling interest	(3,983)
Goodwill	54,711
Total purchase price	$106,340

OUTLOOK

Overview

With the acquisition of the ISR operation at Nichols Ranch, Energy Fuels has significantly increased its flexibility to regulate production in response to future market conditions and to meet the needs of its sales contracts. At the same time, significant additional production can be brought on line within months after a production decision is made. This allows the Company to efficiently fulfil its existing sales commitments and be able to commit to new sales commitments backed by available production. The Company has the following production capabilities which can be brought on line and/or production levels increased over the next 18 months (each of which is more fully described below):

1)	Nichols Ranch ISR Project.
2)	Alternate feed materials.
3)	Pinenut Mine ore that has been mined and is available for milling.
4)	The Canyon Mine.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Six Months Ended June 30, 2015
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

In response to current market uncertainty, the Company expects to continue cash conservation efforts until additional sustained improvement in uranium market conditions is observed. In addition, the Company is continuing to manage its operations and assets conservatively, maintaining its substantial uranium resource base, and scheduling uranium production at the White Mesa Mill and Nichols Ranch as market conditions, cash needs and/or contract delivery requirements may warrant. This outlook was updated from the three months ended March 31, 2015 to include the newly acquired ISR operations.

Production and Operations – Overview

The Company currently has finished goods inventory and production capability that exceeds its sales commitments. As a result, both ISR and conventional production has been and is expected to continue to be scaled back until such time as market conditions improve and/or the Company requires cash to meet its business needs. This allows the Company to maintain its readily available mineral resources for future sales at price levels that we expect to be higher than current levels and, accordingly, to be able to achieve the benefit of expected future price increases.

Production and Operations – ISR Uranium Assets

The Nichols Ranch facility has been producing uranium since April 2014. At June 30, 2015 five header houses were in production. The Company plans to complete three additional header houses during the next 12 months, which will complete the development of production area #1. The Company also plans to complete all monitor wells in production area #2. We expect the Nichols Ranch facility to produce approximately 140,000 pounds of finished goods in the second half of FY-2015. The timing of production from production area #1 and the timing of further development of this project beyond FY-2015 will be based on sales requirements.

Permitting at our adjacent Jane Dough Unit, which will feed the Nichols Ranch plant, is continuing and is expected to be completed well in advance of our need to begin wellfield development on this property. Also, our Hank Unit is now fully permitted for a satellite facility. We are reviewing the economic viability of utilizing a pipeline from our Hank Unit to the Nichols Ranch plant, instead of building a satellite facility.

Production and Operations – Conventional Uranium Assets

The White Mesa Mill has historically operated on a campaign basis, whereby mineral processing occurs as mill feed, cash needs, contract requirements, and/or market conditions may warrant. The Company expects the current mineral processing campaign at the White Mesa Mill to conclude in the second half of 2015, resulting in the production of approximately 90,000 pounds of finished goods in the second half of FY-2015. Once the current campaign concludes at the White Mesa Mill, the Company expects to continue to receive and stockpile ore from the Pinenut mine and alternate feed materials. At this time, the Company does not expect to schedule a mineral processing campaign during the remainder of FY-2015, though the Company is maintaining the flexibility to resume processing stockpiled or other materials at the White Mesa Mill should market conditions or cash needs warrant.

The Company plans to continue mining at the Pinenut mine until the economic resources are depleted, which is now estimated to occur by the end of August 2015. The ore mined at the Pinenut mine has been and is continuing to be shipped to the White Mesa Mill and stockpiled for processing in a future campaign based on sales requirements.

The Company has re-started its development of the Canyon mine and has completed necessary upgrades to the infrastructure as well as installed new mine equipment to optimize shaft sinking rates and subsequent construction cost savings. The development of the Canyon mine is currently expected to be completed in time to allow for U3O8 production in FY-2017.

The Company also plans to continue to maintain, and update as necessary, all permits on its other existing mines. These mines will remain on standby until market conditions improve or the material can be sold into long-term contracts at pricing that supports production. Expenditures for permitting activities for new mines have been adjusted to coincide with expected dates of production based on price forecasts. The Company plans to continue priority permitting efforts and spend $1.10 million in FY-2015 on this work. The Company is continuing to monitor corporate and field overhead to coincide with these lower levels of activity.

Sales

The Company forecasts the second half of FY-2015 sales to total approximately 391,667 pounds of U3O8, which will be sold into existing long-term contracts. Energy Fuels expects to receive an average realized price of $57.05 per pound of U3O8 sold during the second half of FY-2015 across all of its contracts. The average expected realized price per pound is not subject to any decrease resulting from declines in future U3O8 spot and/or term prices due to fixed or minimum floor prices now in effect in each of the Company’s contracts. While the Company does not expect to make any sales into the spot market during the second half of FY-2015, it will continue to monitor market conditions for sales opportunities if economically justified and/or to generate cash for operations and critical development work.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Six Months Ended June 30, 2015
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

For FY-2016 and FY-2017, the Company forecasts sales under existing long-term contracts to total approximately 650,000 pounds and 620,000 pounds of U3O8, respectively. The Company expects to complete these sales from pounds already produced and to be produced from its current operations. The Company is currently monitoring market conditions for additional sales opportunities and will pursue economically justified contract leads. Selective spot sales will be made as necessary to generate cash for operations and development.

The Company also continues to pursue new sources of revenue, including new uranium sales contracts and expansion of its alternate feed business.

Current inventory, purchase commitments and production estimates

At June 30, 2015 the Company had approximately 650,000 pounds of finished goods inventory and has a purchase commitment for 150,000 pounds to be delivered in the third quarter of this year. As discussed above, the Company expects to produce approximately 230,000 pounds from its facilities during the second half of 2015. By the end of this fiscal year we expect to have sufficient finished product to fulfill all delivery requirements for FY-2016 (650,000 pounds).

For FY-2017 deliveries (620,000 pounds) the Company has the ability to produce approximately 900,000 pounds in FY-2016 and over 1.0 million pounds in FY-2017, which include deliveries of 200,000 lbs. of U3O8 in each of FY-2016 and FY-2017 under contracts acquired through the acquisition of Uranerz. The Company plans to produce amounts necessary to fulfil all of its existing or new sales commitments. In addition, the Company may make additional sales based on market conditions and/or cash needs, and accordingly, may adjust production commensurate with sales delivery needs.

Development activities and capital requirements

As discussed above, over the next 12 months the Company plans to continue to develop the Canyon mine and complete wellfield development through production area #1 at Nichols Ranch. In addition, the Company may install additional process circuits at Nichols Ranch to allow the Company to produce final yellowcake product from its facilities. The Company is also currently evaluating an accelerated wellfield development program at Nichols Ranch. Funding for these development programs is expected to come from a combination of sales of product and future financings.

OTHER 2015 HIGHLIGHTS TO DATE

•

On February 6, 2015, the Company announced that it is preparing to resume development at its high-grade Canyon mine in Arizona. The Company expects to transition mining personnel from the currently-producing Pinenut mine to the Canyon mine during Q3-2015, at which point the Company expects the economic resources at the Pinenut mine to be depleted. According to the Arizona Strip Technical Report, prepared in accordance with Canadian National Instrument 43-101 and dated June 27, 2012, the Canyon deposit is estimated to have approximately 83,000 tons of Inferred Mineral Resources containing approximately 1.63 million pounds of uranium having an average grade of 0.98% eU3O8.

•

On February 17, 2015, the Company acquired a 50% interest in the high-grade Wate uranium deposit (the “Wate Project”) from VANE Minerals (US) LLC (“VANE”). The Wate Project is held in the Wate Mining Company, LLC joint venture (“LLC”). The other 50% of the LLC is held by Uranium One Americas, Inc. As consideration for the 50% interest in the LLC, the Company paid VANE $0.25 million cash at closing, along with a $0.50 million non-interest-bearing promissory note, payable in two equal installments of $0.25 million each on the 1st and 2nd anniversaries of the note, and a 2% production royalty on the 50% LLC interest being acquired. The royalty can be purchased by Energy Fuels upon payment to VANE of an additional $0.75 million. In addition, upon satisfaction of certain permitting milestones and other conditions, the amounts due under the note will be accelerated, and the Company will pay to VANE an additional $0.25 million cash. If Energy Fuels elects not to make the payments under the note, it will be required to transfer the LLC interest back to VANE.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Six Months Ended June 30, 2015
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

•	On July 31, 2015 the Company acquired mineral properties adjacent to its Roca Honda Project from Uranium Resources, Inc. (“URI”). The Acquired Properties, which total approximately 4,580 acres (1,854 hectares), include fee mineral ownership of 640-acres (“Section 17”), fee ownership of 36 unpatented lode mining claims and a leasehold interest in 131 unpatented lode mining claims. As consideration for acquiring the Acquired Properties, the Company has delivered to URI $2.5 million cash, $0.38 million of Energy Fuels common shares, the royalty held by the Company on certain properties included within later phases of Peninsula Energy’s Lance Uranium Project in Wyoming, unpatented lode mining claims adjacent to URI’s Church Rock Project and a 4% gross royalty on Section 17, which can be repurchased by Energy Fuels upon payment to URI of $5.0 million cash at any time in the Company’s sole discretion prior to the date on which the first royalty becomes due.

SUMMARY OF QUARTERLY RESULTS

Results for the eight most recent quarters ending with the quarter ended June 30, 2015 are:

	June 30	Mar 31	Dec 31	Sept 30
	2015	2015	2014(1)	2014
$000, except per share data	$	$	$	$
Total revenues	23,705	7,600	203	21,164
Net Income (loss)	(2,313)	(2,361)	(10,017)	3,076
Basic & diluted net income (loss) per share	(0.10)	(0.12)	(0.51)	0.16

	June 30	Mar 31	Dec 31	Sept 30
	2014(2)	2014	2013	2013(3)
$000, except per share data	$	$	$	$
Total revenues	13,525	11,361	776	24,504
Net Income (loss)	(30,328)	(6,342)	(3,375)	(70,472)
Basic & diluted net income (loss) per share	(1.54)	(0.32)	(0.18)	(4.30)

(1)	Includes an impairment loss of $5.08 million.
(2)	Includes an impairment loss of $30.78 million.
(3)	Includes an impairment loss of $60.26 million.

RESULTS OF OPERATIONS

General

For the three months ended June 30, 2015, the Company recorded a net loss of $2.31 million or $0.10 per share, compared to a net loss of $30.33 million or $1.54 per share for the three months ended June 30, 2014.

For the six months ended June 30, 2015 the Company recorded a net loss of $4.67 million or $0.22 per share compared with a net loss of $36.67 million or $1.87 per share for the six months ended June 30, 2014.

For the three and six months ended June 30, 2014, the Company recorded an impairment loss of $30.78 million or $1.57 per share related to the impairment of its White Mesa Mill cash generating unit.

Revenues

The Company’s revenues from uranium are largely based on delivery schedules under long-term contracts, which can vary from quarter to quarter.

Revenues for the three months ended June 30, 2015 totaled $23.70 million, of which $23.64 million were sales of 416,667 pounds of uranium concentrates, all of which were pursuant to term contracts at an average price of $56.74 per pound. Revenues for the three months ended June 30, 2014 totaled $13.53 million, of which $13.45 million were sales of uranium concentrates which included the sale of 236,667 pounds of U3O8 pursuant to term contracts at an average price of $58.75 per pound.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Six Months Ended June 30, 2015
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

Revenues for the six months ended June 30, 2015 totaled $31.31 million, of which $30.64 million were sales of 533,334 pounds of uranium concentrates, all of which were pursuant to term contracts at an average price of $57.44 per pound. Revenues for the six months ended June 30, 2014 totaled $24.89 million, of which $24.67 million were sales of uranium concentrates which included the sale of 428,334 pounds of U3O8 pursuant to term contracts at an average price of $57.60 per pound.

Operating Expenses

Production and Cost of Sales

For the three months ended June 30, 2015, due to the Company’s current campaign mode for uranium production, there was no production from the Company’s conventional operations and only 12 days of production from the recently acquired ISR operations. For the three months ended June 30, 2014, the Company’s uranium production totaled approximately 230,000 pounds of U3O8, of which 90,000 pounds were from alternate feed materials and 140,000 pounds were from the Company’s Arizona mines.

Cost of goods sold for the three months ended June 30, 2015 totaled $13.69 million, which consisted of $12.84 million of mining and milling production costs and $0.85 million of depreciation, depletion and amortization. Cost of goods sold for the three months ended June 30, 2014 totaled $8.73 million, which consisted of $7.88 million of mining and milling production costs and $0.85 million of depreciation, depletion and amortization. The increase in cost of goods sold is due to a higher sales volume in Q2-2015 vs Q2-2014.

For the six months ended June 30, 2015, the Company’s uranium production totaled approximately 200,000 pounds of U3O8, of which 110,000 pounds were from alternate feed materials and other processing and 30,000 pounds were from the Company’s Arizona mines, and 60,000 pounds of U3O8 were processed under a tolling arrangement for the account of a third party. For the six months ended June 30, 2014, the Company’s uranium production totaled approximately 350,000 pounds of U3O8, of which 220,000 pounds were from alternate feed materials and 130,000 pounds were from the Company’s Arizona mines.

Cost of goods sold for the six months ended June 30, 2015 totaled $17.64 million, which consisted of $16.48 million of mining and milling production costs and costs and $1.16 million of depreciation, depletion and amortization. Cost of goods sold for the six months ended June 30, 2014 totaled $17.30 million, which consisted of $15.35 million of mining and milling production costs and $1.95 million of depreciation, depletion and amortization. The increase in cost of goods sold is due to a higher sales volume in 2015 vs 2014 and a decrease in production costs associated alternate feed materials.

Selling, General and Administrative

Selling, general and administrative expense includes costs associated with marketing uranium, the corporate general and administrative costs, and the non-cash costs of amortization of above-market sales contract value associated with the acquisition of Denison’s US Mining Division in June 2012. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services, stock-based compensation expense and other overhead expenditures. Selling, general and administrative expenses totaled $3.97 million for the three months ended June 30, 2015 compared to $4.10 million for the three months ended June 30, 2014. Selling, general and administrative expenses totaled $7.30 million for the six months ended June 30, 2015 compared to $9.04 million for the six months ended June 30, 2014.

Amortization of the intangible asset recorded for the U3O8 sales contract values in excess of spot price at the June 29, 2012 acquisition date of Denison’s US Mining Division totaled $1.26 million for the three months ended June 30, 2015 and the three months ended June 30, 2014. For the six months ended June 30,2015 intangible asset amortization totaled $1.80 million vs $2.39 million in the six months ended June 30, 2014. The amount for each period is directly related to the revenue from uranium concentrate volumes sold each period (discussed above), as all the revenues earned for the periods are from the contracts acquired.

Selling expenses totaled $0.09 million and $0.16 million for the three and six months ended June 30, 2015 compared to $0.06 million and $0.15 million for the three and six months ended June 30, 2014.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Six Months Ended June 30, 2015
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

General and administrative expenses totaled $2.62 million and $5.34 for the three and six months ended June 30, 2015 compared to $2.79 million and $6.51 million for the three and six months ended June 30, 2014. The decrease is mainly attributable to a reduction in share-based payment in 2015 vs 2014.

Care and Maintenance Expenses

The Company’s Beaver, Pandora and Daneros mines were placed on standby in the last quarter of calendar year 2012, as a result of market conditions. In November 2013 the Company placed shaft sinking operations at its Canyon mine on standby, and in February 2014 the Company placed its Arizona 1 mine on standby. Costs related to the care and maintenance of these and other standby mines are generally decreasing due to the Company’s increased cost efficiencies, which are achieved once the mines are placed on standby. Beginning in the fourth quarter of FY-2014 the mill began operating at a reduced level and care and maintenance expenses include costs associated with maintaining operational readiness at the White Mesa Mill while on stand-by or at a reduced operating level. Changes in the decommissioning liability associated with the White Mesa Mill are also included in these expenses.

Care and maintenance expenses totaled $0.20 million for the three months ended June 30, 2015 consisting of $1.78 million related to direct care and maintenance costs partially offset by reductions in the White Mesa Mill decommissioning liability totaling $1.59 million, compared with $0.90 million related to direct care and maintenance costs in the three months ended June 30, 2014.

Care and maintenance expenses totaled $3.06 million for the six months ended June 30, 2015 consisting of $3.99 million related to direct care and maintenance costs partially offset by reductions in the White Mesa Mill decommissioning liability totaling $0.93 million, compared with $1.54 million related to direct care and maintenance costs for the six months ended June 30, 2014.

The increases in the FY-2015 year-to-date direct care and maintenance expenses are primarily attributable to maintaining the operational readiness of the White Mesa Mill. The non-cash change in decommissioning liabilities at the White Mesa Mill during the first half of FY-2015 is due primarily to a change in discount rates.

Finance Income and Expenses

Finance expense was $2.07 million for the three months ended June 30, 2015, and consists primarily of interest expense of $0.39 million, accretion expense related to the decommissioning liability of $0.09 million and a decrease in the mark-to-market values of the Company’s convertible debentures (the “Debentures”) totaling $1.60 million offset by Interest income of $0.02 million.

Finance income was $0.65 million for the three months ended June 30, 2014, and consists of a change in the mark-to-market values of the Debentures totaling $1.18 million partially offset by interest expense of $0.43 million and accretion expense related to the decommissioning liability of $0.10 million.

Finance expense was $1.82 million for the six months ended June 30, 2015, and consists of a change in the mark-to-market values of the Debentures totaling $0.89 million, interest expense of $0.77 million and accretion expense related to the decommissioning liability of $0.21 million, partially offset by interest income of $0.04 million.

Finance expense was $2.76 million for the six months ended June 30, 2014, and consists primarily of a change in the mark-to-market values of the Debentures totaling $1.91 million, interest expense of $0.86 million and accretion expense related to the decommissioning liability of $0.21 million.

Other Income and Expenses

Other expense was $6.10 million and 6.18 million for the three and six months ended June 30, 2015 vs $0.02 million and $0.13 million for the three and six months ended June 30, 2014. Included in other expense are $6.59 million in transaction costs related to the acquisition of Uranerz partially offset by a refund of property tax of $0.40 million.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2015, the Company had working capital of $41.59 million including $20.76 million in cash and approximately 650,000 pounds of finished goods inventory. Our contractual deliveries and related sales are based on delivery schedules which can vary from quarter to quarter. As discussed above, the Company expects to sell an additional 391,666 pounds of finished goods during the remainder of the year under existing contracts which will generate significant cash for our operational needs. The Company believes it has sufficient cash and resources to meet its current operational needs beyond calendar year 2015. As discussed above in “Outlook”, the Company intends to expand and develop its wellfields and may install additional process circuits at the Nichols Ranch Project as well as complete development of its Canyon mine. Funding for these development programs is expected to come from a combination of sales of product and future financings.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Six Months Ended June 30, 2015
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

Cash and Financial Condition

Cash and cash equivalents were $20.76 million at June 30, 2015, compared to $10.41 million at December 31, 2014. The increase of $10.35 million was due primarily to cash from investing activities of $5.56 million, cash from operations of $5.52 million, cash used in financing activities of $0.67 million and loss on foreign exchange on cash held of $0.07 million.

Net cash from investing activities was $5.56 million, which was primarily related the release of cash deposited with regulatory agencies of $5.27 million, the $2.46 million cash acquired in the acquisition of Uranerz combined with expenditures for property, plant and equipment of $1.03 million and exploration, evaluation, permitting and development activities of $1.13 million.

Net cash used in financing activities was the repayment of borrowings in the amount of $0.02 million, interest paid on convertible debentures of $0.75 million combined with $0.10 million of proceeds from the issue of shares for options and warrant exercised.

Net cash from operating activities of $5.52 million is comprised of the net loss of $4.67 million for the period adjusted for non-cash items and for changes in operating assets and liabilities. Significant items not involving cash were $3.01 million of depreciation and amortization of property, plant and equipment and intangible assets and a $0.55 million adjustment to the decommissioning liability at the Company’s White Mesa Mill and other mining properties and $4.45 million of other expense related to the acquisition of Uranerz.

Contractual Obligations

The Company enters into commitments with federal and state agencies and private individuals to lease mineral rights. These leases are renewable annually, and lease payments are expected to total $2.55 million for the year ended December 31, 2015.

The Company will continue to prudently evaluate its contractual obligations with respect to mineral properties as well as other associated commitments with an eye towards deferring those expenses which do not meet certain criteria. In addition, since the majority of the exploration commitments are optional, the Company could choose to mitigate or eliminate the obligation by opting out of the lease or claim.

Contingencies

Legal matters

In November, 2012, the Company was served with a Plaintiff’s Original Petition and Jury Demand in the District Court of Harris County, Texas, claiming unspecified damages from the disease and injuries resulting from mesothelioma from exposure to asbestos, which the Plaintiff claims was contributed to by being exposed to asbestos products and dust while working at the White Mesa Mill. The Company does not consider this claim to have any merit, and therefore does not believe it will materially affect the Company’s financial position, results of operations or cash flows. In January, 2013, the Company filed a Special Appearance challenging jurisdiction and certain other procedural matters relating to this claim.

In January, 2013, the Ute Mountain Ute tribe filed a Petition to Intervene and Request for Agency Action challenging the Corrective Action Plan approved by the State of Utah Department of Environmental Quality (“UDEQ”) relating to nitrate contamination in the shallow aquifer at the White Mesa Mill site. This challenge is currently being evaluated, and may involve the appointment of an administrative law judge to hear the matter. The Company does not consider this action to have any merit. If the petition is successful, the likely outcome would be a requirement to modify or replace the existing Corrective Action Plan. At this time, the Company does not believe any such modification or replacement would materially affect the Company’s financial position, results of operations or cash flows. However, the scope and costs of remediation under a revised or replacement Corrective Action Plan have not yet been determined and could be significant.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Six Months Ended June 30, 2015
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

In April 2014, the Grand Canyon Trust filed a citizen suit in federal district court for alleged violations of the Clean Air Act at the White Mesa Mill. In October 2014, the plaintiffs were granted leave by the court to add further purported violations to their April 2014 suit. The Complaint, as amended, alleges that radon from one of the Mill’s tailings impoundments exceeded the standard; that the mill is in violation of a requirement that only two tailings impoundments may be in operation at any one time; and that certain other violations related to the manner of measuring and reporting radon results from one of the tailings impoundments occurred in 2013. The Complaint asks the court to impose injunctive relief, civil penalties of up to $38,000 per day per violation, costs of litigation including attorneys’ fees, and other relief. The Company believes the issues raised in the Complaint are being addressed through the proper regulatory channels and that the Company is currently in compliance with all applicable regulatory requirements relating to those matters. The Company intends to defend against all issues raised in the Complaint.

In March, 2013, the Center for Biological Diversity, the Grand Canyon Trust, the Sierra Club and the Havasupai Tribe (the “Plaintiffs”) filed a complaint in the U.S. District Court for the District of Arizona (the “District Court”) against the Forest Supervisor for the Kaibab National Forest and the U.S. Forest Service (the “USFS” and together with the Forest Supervisor the “Defendants”) seeking an order (a) declaring that the USFS failed to comply with environmental, mining, public land, and historic preservation laws in relation to the Company’s Canyon mine, (b) setting aside any approvals regarding exploration and mining operations at the Canyon mine, and (c) directing operations to cease at the mine and enjoining the USFS from allowing any further exploration or mining-related activities at the Canyon mine until the USFS fully complies with all applicable laws. In April 2013, the Plaintiffs filed a Motion for Preliminary Injunction, which was denied by the District Court in September, 2013. On April 7, 2015, the District Court issued its final ruling on the merits in favor of the Defendants and the Company and against the Plaintiffs on all counts. The Plaintiffs appealed the District Court’s ruling on the merits to the Ninth Circuit Court of Appeals, and filed motions for an injunction pending appeal with the District Court. Those motions for an injunction pending appeal were denied by the District Court on May 26, 2015. Thereafter, Plaintiffs filed urgent motions for an injunction pending appeal with the Ninth Circuit Court of Appeals, which were denied on June 30, 2015. Briefing on the appeal on the merits is ongoing. If the Plaintiffs are successful on their appeal on the merits, the Company may be required to place the mine on standby pending resolution of the matter. Such a required prolonged stoppage of mine development and mining activities could have a significant impact on future operations of the Company.

Commencing in January 2015, the Company and Uranerz, as well as the former directors of Uranerz, were named as defendants in a number of shareholder class action suits in the District Court of Clark County, Nevada and the District Court of Washoe County, Nevada. These suits generally allege claims for breach of fiduciary duty and related claims regarding the acquisition of Uranerz by the Company (the “Acquisition”). Plaintiffs seek, among other things, rescission of the Acquisition, attorneys’ fees and costs. The Company, Uranerz and its former directors deny all allegations and consider these allegations to be without merit. However, to avoid the substantial burden, expense, risk, inconvenience and distraction of continued litigation, in June 2015, the Company, Uranerz and its former directors entered into a Memorandum of Understanding (“MOU”) with the Plaintiffs in the Clark County litigation regarding the settlement of this litigation. The MOU outlines the terms of the parties’ agreement in principal to settle and release all claims that were or could have been asserted in the consolidated action. In consideration for such settlement and release, on June 10, 2015, Uranerz provided certain additional disclosures to those contained in its definitive proxy statement/prospectus relating to the Acquisition. The proposed settlement contemplated in the MOU is conditioned upon, among other things, execution of an appropriate stipulation of settlement and final approval by the Court, which is expected to include an award of Plaintiffs’ attorneys’ fees and expenses as part of the settlement. The Washoe County litigation has been stayed pending court approval of the proposed settlement in Clark County. The Company does not expect that the terms of any settlement will be material to the Company. Although the Company has no reason to expect that this matter will not be fully settled in accordance with the MOU, there can be no assurance at this time of entering into a stipulation or Court approval of such stipulation.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

OUTSTANDING SHARE DATA

At August 6, 2015, there were 45,171,238 common shares issued and outstanding, 3,507,513 warrants issued and outstanding to purchase a total of 3,507,513 common shares, and 2,937,377 stock options outstanding to purchase a total of 2,937,377 common shares and 184,979 restricted share units for a total of 51,801,107 common shares on a fully-diluted basis. In addition, at June 30, 2015, there were 22,000 Debentures outstanding, convertible into a total of 1,466,667 common shares.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Six Months Ended June 30, 2015
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

CONTROLS AND PROCEDURES

Internal controls over financial reporting

The Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting (ICFR) or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework that has been used is the COSO (2013) framework. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of ICFR as of June 30, 2015, that the Company’s ICFR provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS (except for ICFR related to Uranerz, as discussed below).

Except as described below related to the acquisition of Uranerz, there were no changes in the Company’s internal controls over financial reporting that occurred during the second quarter of 2015 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Disclosure controls and procedures

Disclosure controls and procedures (DC&P) have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate to allow timely decisions regarding required disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the DC&P as of June 30, 2015, that such disclosure controls and procedures provide reasonable assurance that material information is made known to them by others within the Company and are appropriately designed (except for DC&P related to Uranerz, as discussed below).

Acquisition of Uranerz

Effective June 18, 2015, the results of Uranerz’s operations have been included in the consolidated financial statements of the Company. The Company has not had sufficient time to appropriately review, design or maintain the internal controls implemented by Uranerz. The Company has therefore elected to use the exemption available under Canadian National Instrument 52-109 for recently acquired businesses, to limit the scope of the evaluation of DC&P and ICFR to exclude the controls, policies and procedures at Uranerz from the June 30, 2015 certification of internal controls. The Company is in the process of integrating Uranerz’ operations and will be expanding its DC&P and ICFR compliance program to include Uranerz within the next year. The financial information for Uranerz is included in the discussion regarding the acquisition contained in this MD&A and in Note 5 of the consolidated financial statements. A summary of the financial information for Uranerz, which was included in the consolidated financial statements of the Company at June 30, 2015, is provided below:

Three months ended
June 30,
2015
$
Revenue	-
Net loss (1)	(2,578)

June 30, 2015
Current assets	6,699
Non-current assets	122,718
Total assets	129,417

Current liabilities	(5,610)
Non-current liabilities	(17,943)
Total Liabilities	(23,553)

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Six Months Ended June 30, 2015
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

(1)	Includes $2.58 million related to change in control payments.

CORPORATE GOVERNANCE POLICIES

The disclosure required pursuant to Canadian National Instrument 58-101 – Disclosure of Corporate Governance Practices was made by the Company in its Management Information Circular for its Annual and Special meeting held on June 18, 2015, which was made available to shareholders and filed on SEDAR and EDGAR for internet access for public viewing.

Critical accounting estimates and judgments

The preparation of these consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgments that affect the amounts reported. It also requires management to exercise judgment in applying the Company’s accounting policies. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgments made that affect these financial statements, actual results may be materially different.

Significant estimates made by management include:

a.	Reserves and resources

Proven and probable reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable reserves and measured, indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the proven and probable reserves or measured, indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

b.	Depreciation, depletion and amortization of property, plant and equipment

Property, plant and equipment comprise a large component of the Company’s assets and, as such, the depreciation and amortization of those assets have a significant effect on the Company’s financial statements. Depreciation and amortization of property, plant and equipment used in production is calculated on a straight line basis or a unit-of-production basis as appropriate.

Plant and equipment assets depreciated using a straight-line basis results in the allocation of production costs evenly over the assets' useful life defined as a period of time. Plant and equipment assets depreciated on a units-of-production basis results in the allocation of production costs based on current period production in proportion to total anticipated production from the facility.

Mineral property assets are amortized using a unit-of-production basis that allocates the cost of the asset to production cost based on the current period’s mined ore as a proportion of the total estimated resources in the related ore body. The process of making these estimates requires significant judgment in evaluating and assessing available geological, geophysical, engineering and economic data, projected rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are, by their very nature, subject to interpretation and uncertainty.

Changes in these estimates may materially impact the carrying value of the Company’s property, plant and equipment and the recorded amount of amortization, depletion and depreciation.

c.	Valuation of long-lived assets

The Company undertakes a review of the carrying values of property, plant and equipment and intangibles whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and discounted net cash flows. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, future production and sale volumes, forecast commodity prices, future operating and capital costs and reclamation costs to the end of the mine or mill’s life. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of plant, property and equipment and intangibles.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Six Months Ended June 30, 2015
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

d.	Business combinations

Management uses judgment in applying the acquisition method of accounting for business combinations and in determining fair values of the identifiable assets and liabilities acquired. The value placed on the acquired assets and liabilities, including identifiable intangible assets, will have an effect on the amount of goodwill or bargain purchase gain that the Company may record on an acquisition. Changes in economic conditions, commodity prices and other factors between the date that an acquisition is announced and when it finally is consummated can have a material difference on the allocation used to record a preliminary purchase price allocation versus the final purchase price allocation which can take up to one year after acquisition to complete.

e.	Decommissioning liabilities

Decommissioning liabilities are recorded as a liability when the asset is initially constructed. The Company has accrued its best estimate of its share of the cost to decommission its mining and milling properties in accordance with existing laws, contracts and other policies. The estimate of future costs involves a number of estimates relating to timing, type of costs, mine closure plans, and review of potential methods and technical advancements. Furthermore, due to uncertainties concerning environmental remediation, the ultimate cost of the Company’s decommissioning liability could differ from amounts provided. The estimate of the Company’s obligation is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company’s operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

f.	Determination of significant influence

Management determines its ability to exercise significant influence over an investment in shares of other companies by looking at its percentage interest and other qualitative factors including but not limited to its voting rights, representation on the board of directors, participation in policy-making processes material transactions between the Company and the associate, interchange of managerial personnel, provision of essential technical information and operating involvement.

g.	Determination whether an acquisition represents a business combination or asset purchase

Management determines whether an acquisition represents a business combination or asset purchase by considering the stage of exploration and development of an acquired operation. Consideration is given to whether the acquired properties include mineral reserves or mineral resources, in addition to the permitting required and results of economic assessments.

Future Accounting Changes

Transition to U.S. GAAP

In 2013, the Company listed its shares on the NYSE MKT, and accordingly registered its securities under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This registration subjected the Company to ongoing reporting requirements under the Exchange Act. Under the multijurisdictional disclosure system, Canadian issuers that meet the definition of ‘foreign private issuer’ under the rules of the United States Securities and Exchange Commission (the “SEC”) are permitted to use Canadian disclosure documents to largely satisfy their reporting requirements with the SEC. The Company satisfied the requirements for “foreign private issuer” status until June 30, 2015, at which time the acquisition of Uranerz caused the Company to have more than 50% of its outstanding voting securities of record held either directly or indirectly by residents of the United States.

As a result of the Company ceasing to qualify as a ‘foreign private issuer’, the Company will need to comply with the U. S. domestic issuer reporting regime under the Exchange Act effective as of January 1, 2016. As a U.S. domestic issuer, the Company will be required to file an annual report on Form 10-K covering Fiscal 2015. The Company will also, as of January 1, 2016, be required to file quarterly reports on Form 10-Q and current reports on Form 8-K under the Exchange Act and to comply with the SEC proxy rules under Section 14 of the Exchange Act and file an associated proxy statement for its Fiscal 2016 annual general meeting.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Six Months Ended June 30, 2015
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

U.S. domestic issuers are required to prepare their financial statements that are included in SEC filings in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) and report in U.S. dollars. Accordingly, the Company’s annual report on Form 10-K must contain audited annual financial statements prepared in accordance with U.S. GAAP covering the fiscal year (and must recast prior financial statements and selected financial data from IFRS into U.S. GAAP for all periods required to be presented in the financial statements). The Company is currently evaluating the impact on its financial statements of the conversion to U.S. GAAP.

The IASB issued the following new and revised standards and amendments, which are not yet effective which may have future applicability to the Company:

As a result of the conversion to U.S. GAAP, the following new standards, and amendments to standards and interpretations, will not be effective for the fiscal year ended December 31, 2015, and have not been applied in preparing the Company's second fiscal quarter unaudited condensed consolidated interim financial statements.

IFRS 15 Revenue from Contracts with Customers

On May 28, 2014 the IASB issued IFRS 15 Revenue from Contracts with Customers. The new standard is effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted. IFRS 15 will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

IFRS 9 Financial Instruments

On July 24, 2014 the IASB issued the complete IFRS 9 (IFRS 9 (2014)). IFRS 9 (2014) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The Company intends to adopt IFRS 9 (2014) in its financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

Amendments to IFRS 11

On May 6, 2014 the IASB issued Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11). The amendments require business combination accounting to be applied to acquisitions of interests in a joint operation that constitute a business. The amendments apply prospectively for annual periods beginning on or after January 1, 2016. The Company intends to adopt the amendments to IFRS 11 in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.

Amendments to IAS 16 and IAS 38

On May 12, 2014 the IASB issued amendments to IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets. The amendments made to IAS 16 explicitly state that revenue-based methods of depreciation cannot be used for property, plant and equipment. This is because such methods reflect factors other than the consumption of economic benefits embodied in the asset. The amendments in IAS 38 introduce a rebuttable presumption that the use of revenue-based amortization methods for intangible assets is inappropriate. This presumption could be overcome only when revenue and consumption of the economic benefits of the intangible asset are highly correlated or when the intangible asset is expressed as a measure of revenue. The Company intends to adopt the amendments to IAS 16 and IAS 38 in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Six Months Ended June 30, 2015
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

Amendments to IFRS 10 and IAS 28

On September 11, 2014 the IASB issued Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28). The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture (JV). Specifically, under the existing consolidation standard the parent recognises the full gain on the loss of control, whereas under the existing guidance on associates and JVs the parent recognises the gain only to the extent of unrelated investors’ interests in the associate or JV. The main consequence of the amendments is that a full gain/loss is recognised when the assets transferred meet the definition of a ‘business’ under IFRS 3 Business Combinations. A partial gain/loss is recognised when the assets transferred do not meet the definition of a business, even if these assets are housed in a subsidiary. The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.

Amendments to IAS 1

On December 18, 2014 the IASB issued amendments to IAS 1 Presentation of Financial Statements as part of its major initiative to improve presentation and disclosure in financial reports (the “Disclosure Initiative”). These amendments will not require any significant change to current practice, but should facilitate improved financial statement disclosures. The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.

ADDITIONAL IFRS FINANCIAL PERFORMANCE MEASURES

The Company has included the additional IFRS measure “Gross Profit” in the financial statements. Management noted that “Gross Profit” provides useful information to investors as an indication of the Company’s principal business activities before consideration of how those activities are financed, sustaining capital expenditures, corporate and exploration and evaluation expenses, finance income and costs, and taxation.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a)	Fair value hierarchy:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes the significance of the inputs used in making fair value measurements. The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.

The fair value of financial assets and financial liabilities in Level 2 include valuations using inputs based on observable market data, either directly or indirectly, other than quoted prices. Level 3 valuations are based on inputs that are not based on observable market data. The Company has no financial instruments measured at fair value categorized in Level 2 or 3 (valuation technique using non-observable market inputs) as at June 30, 2015.

(b)	Fair values:

As at June 30, 2015, the fair values of cash and cash equivalents, restricted cash, short-term deposits, receivables, accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments.

Financial assets and financial liabilities measured at fair value on a recurring basis include:

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Six Months Ended June 30, 2015
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

	Level 1	Level 2	Level 3	Total
Marketable securities	188	-	-	188
Derivative liability	-	(895)	-	(895)
Convertible debentures	(15,520)	-	-	(15,520)
	$(15,332)	$(895)	$-	$(16,227)

(c)	Credit risk:

Credit risk relates to cash and cash equivalents and trade and other receivables and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for any counterparty based on that counterparty’s credit rating. The Company’s sales are attributable mainly to three multinational utilities. As at June 30, 2015, the Company’s maximum exposure to credit risk was the carrying value of cash and cash equivalents, trade receivables and taxes recoverable.

(d)	Liquidity risk:

Liquidity risk is the risk the Company will not be able to meet the obligations associated with its financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company has $41.59 million of working capital as at June 30, 2015 (December 31, 2014 - $40.12 million). Accounts payable and accrued liabilities, current portion of notes payable and current taxes payable are due within the current operating year. The Company’s financial liabilities and other commitments are listed in Notes 11 and 15.

The following are the contractual maturities of financial liabilities (undiscounted) outstanding as at June 30, 2015:

	< 1 year	1 to 2 years	2 to 5 years	Thereafter	Total
Accounts payable and accrued liabilities	$3,164	$-	$-	$-	$3,164
Loans and borrowings	3,192	4,725	24,924	3,816	36,657
	$6,356	$4,725	$24,924	$3,816	$39,821

(e)	Foreign Currency Risk:

The foreign exchange risk relates to the risk that the value of financial commitments, recognized assets or liabilities will fluctuate due to changes in foreign currency rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

The following table summarizes, in United States dollar equivalents, the Company’s major foreign currency (Cdn$) exposures as of June 30, 2015:

Cash and cash equivalents	$646
Accounts payable and accrued liabilities	(1,767)
Loans and borrowings	15,520
Total	$14,400

The table below summarizes a sensitivity analysis for significant unsettled currency risk exposure with respect to the Company’s financial instruments as at June 30, 2015 with all other variables held constant. It shows how net income would have been affected by changes in the relevant risk variable that were reasonably possible at that date.

	Change for	Increase (decrease) in other
	Sensitivity Analysis	comprehensive income
Strengthening net earnings	+1% change in U.S. dollar	$180
Weakening net earnings	-1% change in U.S. dollar	($180)

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Six Months Ended June 30, 2015
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

f)	Interest rate risk:

The Company is also exposed to an interest rate risk associated with the Debentures which is based on the spot market price of U3O8. The Company does not use derivatives to manage interest rate risk. The following chart displays the interest rate at various U3O8 price levels.

UxC U3O8 Weekly Indicator Price	Annual Interest Rate
Up to $54.99	8.50%
$55.00 – $59.99	9.00%
$60.00 – $64.99	9.50%
$65.00 – $69.99	10.00%
$70.00 – $74.99	10.50%
$75.00 – $79.99	11.00%
$80.00 – $84.99	11.50%
$85.00 – $89.99	12.00%
$90.00 – $94.99	12.50%
$95.00 – $99.99	13.00%
$100 and above	13.50%

QUALIFIED PERSON

The disclosure of scientific and technical information regarding Energy Fuels’ properties in this MD&A was prepared under the supervision of Stephen P. Antony, P.E. President and Chief Executive Officer of Energy Fuels, who is a Qualified Person in accordance with the requirements of National Instrument 43-101.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward looking information and forward looking statements within the meaning of applicable Canadian and United States securities laws. Those statements appear in a number of places in this MD&A and include, but are not limited to, statements and information regarding the Company’s current intent, belief or expectations primarily with respect to: the Company’s business objectives and plans; exploration and development plans and expenditures; estimation of mineral resources and reserves; mineral grades; Energy Fuels’ expectations regarding additions to its mineral reserves and resources through acquisitions and development; success of the Company's permitting efforts, including receipt of regulatory approvals, permits and licenses and treatment under governmental regulatory regimes and the expected timeframes for receipt of such approvals, permits, licenses and treatments; possible impacts of regulatory actions; capital expenditures; expansion plans; success of the Company's mining and/or milling operations; availability of equipment and supplies; availability of alternate feed materials for processing; the Company’s processing technologies; future production costs, including costs of labor, energy, materials and supplies; future effective tax rates; future benefits costs; future royalties payable; the outcome and possible impacts of disputes and legal proceedings in which the Company is involved; the timing and amount of estimated future production, including Energy Fuels’ expectations regarding expected price levels required to support production and the Company’s ability to increase production as market conditions warrant; sales volumes and future uranium and vanadium prices and treatment charges; the Company’s expectations with regard to obtaining term sales contracts; future trends in the Company’s industry; global economic growth and industrial demand; global growth in and/or attitudes towards nuclear energy; changes in global uranium and vanadium and concentrate inventories; expected market fundamentals, including the supply and demand for uranium and vanadium; the Company’s and industry’s expectations relating to future prices of uranium and vanadium; currency exchange rates; environmental risks; reclamation costs, including unanticipated reclamation expenses; collateral requirements for surety bonds; title disputes or claims; the adequacy of insurance coverage; and legal proceedings and the potential outcomes therefrom.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Six Months Ended June 30, 2015
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

In certain cases, forward looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “is likely”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “continue”, or “believes”, and similar expressions, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Energy Fuels believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct, and such forward-looking information included in this MD&A should not be unduly relied upon. This information speaks only as of the date of this MD&A. Readers are cautioned that it would be unreasonable to rely on any such forward looking statements and information as creating any legal rights, and that the statements and information are not guarantees and may involve known and unknown risks and uncertainties, and that actual results are likely to differ (and may differ materially) and objectives and strategies may differ or change from those expressed or implied in the forward looking statements or information as a result of various factors. Such risks and uncertainties include risks generally encountered in the development and operation of mineral properties and processing facilities such as: risks associated with mineral and resource estimates, including the risk of errors in assumptions or methodologies; risks associated with estimating production, forecasting future price levels necessary to support production, and the Company’s ability to increase production in response to any increases in commodity prices; uncertainties and liabilities inherent in mining operations; geological, technical and processing problems, including unanticipated metallurgical difficulties, ground control problems, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; risks associated with the availability and/or fluctuations in the costs of raw materials and consumables used in the Company's production processes; risks associated with environmental compliance and permitting, including those created by changes in environmental legislation and regulation and delays in obtaining permits and licenses that could impact expected production levels or increases in expected production levels; actions taken by regulatory authorities with respect to mining and processing activities; risks associated with the Company’s dependence on third parties in the provision of transportation and other critical services; title risks; risks associated with the ability of the Company to extend or renew mineral leases on favorable terms or at all; risks associated with the ability of the company to negotiate access rights on certain properties on favorable terms or at all; the adequacy of insurance coverage; uncertainty as to reclamation and decommissioning liabilities; the ability of the Company’s bonding companies to require increases in the collateral required to secure reclamation obligations; the potential for, and outcome of, litigation and other legal proceedings, including potential injunctions pending the outcome of such litigation and proceedings; the ability of Energy Fuels to meet its obligations to its creditors; risks associated with the Company’s relationships with its business and joint venture partners; failure to obtain industry partner, government and other third party consents and approvals, when required; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; failure to complete proposed acquisitions and incorrect assessments of the value of acquisitions; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks inherent in the Company’s and industry’s forecasts or predictions of future uranium and vanadium price levels; fluctuations in the market prices of uranium and vanadium, which are cyclical and subject to substantial price fluctuations; failure to obtain suitable term contracts for the sale of uranium; the risks associated with asset impairment as a result of decreases in uranium prices; risks associated with lack of access to markets and the ability to access capital; the market price of Energy Fuels’ securities; public resistance to nuclear energy or uranium mining; and uranium industry competition and international trade restrictions.

The Company cautions that the foregoing list of assumptions, risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect operations or financial results are included under the heading “Risk Factors” in the Company’s Annual Information Form dated March 18, 2015 available at http://www.sedar.com, and in its Annual Report on Form 40-F and Uranerz' Annual Report on Form 10-K, both available at http://www.sec.gov/edgar.shtml. The forward-looking statements and forward-looking information contained in this MD&A and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The Company does not undertake any obligation to publicly update or revise any forward looking statements to reflect actual results, changes in assumptions or changes in other factors affecting any forward looking statements or information except as expressly required by applicable securities laws. If the Company does update one or more forward looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward looking statements.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This MD&A may use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that, while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.